   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1998
                                                      REGISTRATION NO. 333-37645
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               BANK UNITED CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                        6711                     13-3528556
(STATE OF INCORPORATION)    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
                             CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)

                             3200 SOUTHWEST FREEWAY
                                   SUITE 1600
                               HOUSTON, TX 77027
                                 (713) 543-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           JONATHON K. HEFFRON, ESQ.
     EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER, AND GENERAL COUNSEL
                             3200 SOUTHWEST FREEWAY
                               HOUSTON, TX 77027
                                 (713) 543-6500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

                                JOHN R. BRANTLEY
                         BRACEWELL & PATTERSON, L.L.P.
                        2900 SOUTH TOWER PENNZOIL PLACE
                               HOUSTON, TX 77002
                                 (713) 221-1301
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times after the Registration Statement becomes effective as the Selling Stockholders may determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]_________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                       PROSPECTUS DATED FEBRUARY 10, 1998

PROSPECTUS

                                 140,171 SHARES

                                        BANK
                                      UNITED CORP.

                              CLASS A COMMON STOCK

     The 140,171 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Bank United Corp. (the "Company") covered hereby (the "Shares") may be offered (the "Offering") and sold from time to time by the holder named in this Prospectus or by its transferees, pledgees, donees or successors (the "Selling Stockholder") pursuant to this Prospectus as appropriately amended or supplemented. The Selling Stockholder is a general partner of Hyperion Partners L.P., a Delaware limited partnership ("Hyperion Partners"). See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. The Company has agreed to bear certain registration and similar expenses in connection with the Offering and the Selling Stockholder will bear all other expenses of the Offering, including brokerage fees and any underwriting discounts or commissions.

     The Shares may be offered or sold by the Selling Stockholder from time to time directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. See "Plan of Distribution". If required, the names of any such agents or underwriters involved in the sale of the Shares in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus.

     The Company has two classes of common stock outstanding: Class A Common Stock and Class B Common Stock, par value $0.01 per share ("Class B Common Stock"). The Class A Common Stock and the Class B Common Stock (together, the "Common Stock") have identical dividend and other rights, except that the Class B Common Stock is non-voting and is convertible into Class A Common Stock upon sale or transfer to unaffiliated parties or, subject to certain limitations, at the election of the holder thereof. The Shares to be offered by the Selling Stockholder pursuant to this Prospectus will consist solely of shares of Class A Common Stock.

     The Selling Stockholder and any broker-dealers, agents or underwriters which participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them or any profit received by them on the resale of Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution".

     The Class A Common Stock is traded on the Nasdaq Stock Market's National Market (the "NASDAQ") under the symbol "BNKU". On February 3, 1998, the last reported sale price of the Class A Common Stock on the NASDAQ was $41 per share. Prospective purchasers of the Class A Common Stock are urged to obtain current information as to market prices of the Class A Common Stock.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN
FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE CLASS A COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION (THE "COMMISSION"), THE FEDERAL DEPOSIT INSURANCE
    CORPORATION ("FDIC"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS")
    OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE FDIC,
     THE OTS OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
       OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                                  CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
   DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE
              NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended, omits certain of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below. The Commission also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company, which file electronically with the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549, at prescribed rates.

     The Company furnishes its stockholders with annual reports containing audited consolidated financial statements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following materials previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference as of their respective dates: the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on July 15, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Telephone requests for such copies should be directed to Bank United Shareholder Services at (800) 965-6630. Written requests should be directed to Bank United Corp., Investor Relations Department, at P.O. Box 1370, Houston, Texas 77251-1370.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION, DEFINITIONS AND FINANCIAL STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE HEREIN. INVESTORS SHOULD CAREFULLY REVIEW ALL OF SUCH MATERIAL. THE FISCAL YEAR FOR BANK UNITED CORP. AND ITS SUBSIDIARY, BANK UNITED, A FEDERALLY CHARTERED SAVINGS BANK (THE "BANK"), ENDS SEPTEMBER 30, AND, UNLESS OTHERWISE INDICATED, REFERENCES TO PARTICULAR YEARS ARE TO FISCAL YEARS ENDING SEPTEMBER 30 OF THE YEAR INDICATED. AS USED HEREIN, THE TERM "COMPANY" REFERS TO BANK UNITED CORP. AND ITS PREDECESSORS, AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES.

                                  THE COMPANY

     The Company is a broad-based financial services provider to consumers and businesses in Texas and selected regional markets throughout the United States. At September 30, 1997, the Company operated a 71-branch community banking network serving nearly 211,000 households, as well as 11 commercial banking offices in nine states across the country. As of September 30, 1997, the Company was the largest publicly traded financial institution headquartered in Texas, with $12.0 billion in assets, $5.2 billion in deposits, and $598.5 million in stockholders' equity. The Company's address is 3200 Southwest Freeway, Suite 1600, Houston, Texas 77027 and its telephone number is (713) 543-6500.

     The Company was incorporated in Delaware on December 19, 1988 as USAT Holdings Inc. and became the holding company for the Bank upon the Bank's formation on December 30, 1988. The Bank is a federally chartered savings bank, the deposits of which are insured by the Savings Association Insurance Fund (the "SAIF") which is administered by the FDIC. In December 1996, the Company formed a wholly owned, Delaware subsidiary, BNKU Holdings, Inc. ("Holdings"). After acquiring the common stock of Holdings, the Company contributed its common stock investment in the Bank to Holdings, and Holdings assumed the obligations of the Company. As a result of these transactions, Holdings became the sole direct subsidiary of the Company and the Bank became the sole direct subsidiary of Holdings.

                               BUSINESS STRATEGY

     After initially obtaining assets and deposits through the acquisition of failed thrifts and from the Resolution Trust Corporation (the "RTC"), the Company's operating strategy historically emphasized traditional single family mortgage lending and deposit gathering activities, with a focus on minimizing interest rate and credit risk while maximizing the net value of the Company's assets and liabilities. Over the past few years, however, the Company's management has pursued a strategy designed to reduce its reliance on its single family mortgage lending by developing higher margin commercial and consumer lending lines of business. During this time, the Company has engaged in more aggressive marketing campaigns and increased its commercial and consumer loan portfolios and the level of lower cost transaction and commercial deposit accounts. During fiscal 1997, commercial loans increased $1.2 billion, or 124%. Also during fiscal 1997, the outstanding balance of transaction accounts increased to 45% of total deposits, from 39% at September 30, 1996.

     While the pursuit of this strategy entails risks different from those present in traditional single family mortgage lending, the Company believes it has taken appropriate measures to manage these risks adequately. To manage potential credit risk, the Company has developed comprehensive credit approval and underwriting policies and procedures for these lines of business. To offset operational and competitive risk, the Company has hired experienced commercial banking professionals and trained other personnel to manage and staff these businesses, and closely monitors the conduct and performance of the businesses.

     In fiscal 1998, the Company purchased twenty-one branches with deposits totalling $1.5 billion. The Company intends to continue to pursue additional expansion opportunities, including acquisitions, while maintaining adequate capitalization. See "Risk Factors -- Evolution of Business".

                              OPERATIONAL OVERVIEW

     -- COMMUNITY BANKING GROUP. The Community Banking Group's principal activities include deposit gathering, consumer lending, small business banking, and investment product sales. The Community Banking Group, which has marketed itself under the name "Bank United" since 1993, operates a 71-branch community banking network, a 24-hour telephone banking center, and a 70-unit ATM network, which together serve as the platform for the Company's consumer and small business banking activities. The community banking branch network includes 37 branches in the greater Houston area, 29 branches in the Dallas/Ft. Worth metroplex and two branches each in Austin and San Antonio, as well as a branch and credit card processing center in Phoenix, Arizona. Through this branch network, the Company maintains approximately 472,000 accounts with approximately 211,000 households and businesses. In fiscal 1998, the Company purchased twenty-one branches with deposits totalling $1.5 billion. See "Recent Developments".

     -- COMMERCIAL BANKING GROUP. The Commercial Banking Group provides credit and a variety of cash management and other services to certain commercial businesses, which are primarily real estate related. Business is solicited in Texas and in targeted regional markets throughout the United States. The Commercial Banking Group has expanded its products and industry specialties to include healthcare lending, commercial syndications, and other industrial and commercial loan products.

     -- FINANCIAL MARKETS GROUP. The Financial Markets Group manages the Company's asset portfolio activities, including the acquisition, management, and securitization of loans, In February 1997, this group assumed responsibility for mortgage originations through the Company's wholesale origination offices. Additionally, under the supervision of the Asset and Liabilities Committee ("ALCO"), the Financial Markets Group is responsible for the Company's investment portfolio, for interest rate risk hedging strategies, and for securing funding sources other than consumer and commercial deposits.

     -- MORTGAGE SERVICING GROUP. At September 30, 1997, the Company's single family mortgage servicing portfolio totalled $24.5 billion or 249,600 loans. Mortgage loan servicing activities include collecting and accounting for payments from borrowers, remitting payments to investors, collecting funds for and paying mortgage-related expenses such as taxes and insurance, inspecting the collateral as required, collecting from and, if necessary, foreclosing on delinquent borrowers, disposing of properties received in foreclosures, and generally administering the loans. Mortgage servicing operations are technology and process management intensive. The Company views itself as being competitively positioned to service loans in an efficient and cost effective manner relative to its peers. The Mortgage Servicing Group also offers insurance and other ancillary products and services to its loan customers. See "Risk Factors -- Interest Rate Risk".

     -- MORTGAGE BANKING GROUP. Historically, the Mortgage Banking Group's principal activities were comprised of retail originations, wholesale mortgage originations, and mortgage servicing. Consistent with the Company's strategy to reduce its reliance in its single family mortgage lending, the Company evaluated its alternatives with respect to its mortgage banking business. As a result of this evaluation and in order to attempt to mitigate the negative effect on profitability of increased competition in the loan origination business of the Mortgage Banking Group, the Company implemented a profitability improvement plan during fiscal 1996. Effective February 1, 1997, the Company sold certain of its retail and wholesale mortgage origination offices. In connection with this sale, the remaining offices were restructured or closed. The Company retained its mortgage servicing business, its retail mortgage origination capability in Texas through its community banking branches, and its wholesale mortgage and other origination capabilities through its Financial Markets Group.

                           BACKGROUND OF THE COMPANY

     The Company was organized, and through June 17, 1996, operated as a subsidiary of Hyperion Holdings Inc., a Delaware corporation ("Hyperion Holdings"). During that period, all of the outstanding shares of Hyperion Holdings were owned by Hyperion Partners. The general partner of Hyperion Partners is indirectly controlled by three individuals, including Lewis S. Ranieri, who from the Company's organization in 1988, has served as Chairman of the Board of the Company and, until July 15, 1996, also as President and Chief Executive Officer ("CEO") of the Company and Chairman of the Board of the Bank.

  INITIAL PUBLIC OFFERING

     In August 1996, the Company completed the offering of 12,075,000 shares of Class A Common Stock (the "August Offering"). Of the 12,075,000 shares sold, 910,694 were sold by the Company, with the balance sold by certain selling stockholders, including the Federal Savings and Loan Insurance Corporation ("FSLIC") Resolution Fund (the "FDIC-FRF"), which sold all of the shares received upon exercise of the warrant (the "Warrant") it held to purchase 158,823 shares of common stock of the Bank ("Bank Common Stock"). Since the August Offering, the Class A Common Stock has been listed on the NASDAQ under the symbol "BNKU". On February 10, 1997, restrictions on the sale of 7,189,763 shares expired and certain stockholders sold 4,276,713 shares in a secondary public offering on that date. On August 14, 1997, restrictions on 3,018,847 shares lapsed and certain Stockholders sold 1,218,511 shares in a secondary public offering on that date. This Prospectus covers an additional 140,171 shares which could be sold by the Selling Stockholder at any time following August 14, 1997. See "Selling Stockholders".

  MANAGEMENT

     Day-to-day operations of the Bank are directed by Barry C. Burkholder, President and CEO of the Bank, who has over 20 years of commercial banking experience with specific experience in consumer banking, mortgage banking and related areas. In connection with the Restructuring and the August Offering, on July 15, 1996 Mr. Burkholder became Chairman of the Board of the Bank as well as President and CEO of the Company. The executive management group of the Bank consists of seven individuals each having more than 20 years of related industry experience, the majority of which comes from commercial banking.

     Lewis S. Ranieri, who has over 20 years of investment experience with particular expertise in the field of mortgage-backed securities ("MBS"), serves as Chairman of the Board of the Company and as a director of the Bank and provides strategic and managerial advice to the Company. See "Risk
Factors -- Dependence on Key Personnel".

  FUTURE TAX BENEFITS

     In connection with the acquisition from the FSLIC of certain of the assets and the assumption of all the deposits and certain other liabilities of United Savings Association of Texas ("Old USAT"), an insolvent thrift (the "Acquisition"), and the related Assistance Agreement (as defined herein), the Company succeeded to and recorded substantial net operating loss carry forwards ("NOLs") which have resulted in certain tax benefits. As of September 30, 1997, the Company had NOLs of $702 million available to reduce taxable income in future years. Pursuant to the Tax Benefits Agreement (as defined herein), the Bank is required to pay to the FDIC-FRF a specified portion of net tax benefits obtained through the taxable year ending nearest to September 30, 2003.

     The August Offering and the Company's subsequent secondary offerings have been structured with the intent to preserve the beneficial tax attributes of the Company as described above. Accordingly, transfers and other dispositions of Common Stock by certain holders of the Common Stock were limited by provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and the Company's By-Laws (the "By-Laws") for up to three years following the August Offering, except in certain circumstances, including the approval of the Board of Directors of the Company. The limitations on transfers and other dispositions of Common Stock allowed the Company to record a $101.7 million tax benefit in fiscal 1996. See "Risk Factors -- Limitations on Use of Tax Losses; Restrictions on Transfers of Stock".

  CLAIMS RELATED TO FORBEARANCE AGREEMENT

     In connection with the original acquisition of the Bank by the Company, the Federal Home Loan Bank Board (the "FHLBB") approved a forbearance letter, issued on February 15, 1989 (the "Forbearance Agreement"). Under the terms of the Forbearance Agreement, the FSLIC agreed to waive or forbear from the enforcement of certain regulatory provisions with respect to regulatory capital requirements, liquidity requirements, accounting requirements and other matters. After the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the OTS took the position that the capital standards set forth in FIRREA apply to all savings institutions, including those institutions, such as the Bank, that had been operating under previously granted capital and accounting forbearances, and that FIRREA eliminated these forbearances. The position of the OTS has adversely affected the Bank by curtailing the growth and reducing the leverage contemplated by the terms of the Forbearance Agreement.

     In 1995, the Bank, the Company, and Hyperion Partners (collectively, "Plaintiffs") filed suit against the United States in the Court of Federal Claims for alleged failures of the United States to abide by the terms of the Forbearance Agreement.

     The Company currently expects the trial of its case to commence during the first quarter of fiscal 1999. While the Company expects Plaintiffs' claims for damages will exceed $200 million, and that they could range as high as $1 billion or more, the Company is unable to predict the outcome of Plaintiffs' suit against the United States and the amount of judgment for damages, if any, that may be awarded. Plaintiffs expect that the government may argue that no breach by the government has occurred and that damages to Plaintiffs, in any event, would approach zero.

     The Company and the Bank have entered into an agreement with Hyperion Partners acknowledging that the Company and the Bank are entitled to receive 85% of the amount, if any, recovered as a result of the settlement of or a judgment on such claims, and that Hyperion Partners is entitled to receive 15% of such amount. The agreement was approved by the disinterested directors of the Company. The Company is also unable to predict the timing of the resolution of its claims. Consequently, no assurances can be given as to the results of this suit.

                              RECENT DEVELOPMENTS

     In January 1998 the Company purchased 18 branches and related deposits from Guardian Savings and Loan Association. The branches, six in the Houston area and 12 in the Dallas/Ft. Worth metroplex, have combined deposits of $1.45 billion. In December 1997, the Company purchased three branches in the Dallas area, with $66 million in deposits from California Federal Bank, FSB. The Company plans to close 12 of the 21 branches purchased.

                          FORWARD-LOOKING INFORMATION

     Statements and financial discussion and analysis by management contained herein that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: changes in interest rates and economic conditions; the shift in the Company's emphasis from residential mortgage lending to community and commercial banking activities; increased competition for deposits and loans; changes in the availability of funds; changes in local economic and business conditions; changes in availability of residential mortgage loans originated by other financial institutions or the Company's ability to purchase such loans on favorable terms; the Company's ability to make acquisitions of other depository institutions, their assets or their liabilities and the Company's successful integration of any such acquisitions; transactions in the common stock of the Company that might result in an Ownership Change triggering an annual limitation on the use of the Company's NOLs under Section 382 of the Code; changes in the ability of the Bank to pay dividends on its common stock; changes in applicable statutes and government regulations or their interpretation; the loss of senior management or operating personnel; claims with respect to representations and warranties made by the Company to purchasers and insurers of mortgage loans and to purchasers of mortgage servicing rights; claims of noncompliance by the Company with statutory and regulatory requirements; and changes in the status of litigation to which the Company is a party. See "Risk Factors".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents summary selected historical financial data of the Company. The information set forth below should be read in conjunction with the consolidated financial statements of the Company and the Notes thereto. The statement of operations data set forth below for each of the three years ended September 30, 1997, 1996 and 1995 and the statement of financial condition data at September 30, 1997 and 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements. The statement of operations data set forth below for the years ended September 30, 1994 and 1993 and the statement of financial condition data at September 30, 1995, 1994 and 1993 are derived from the Company's audited consolidated financial statements.

                                                     AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------------
                                           1997          1996          1995         1994         1993
                                       ------------  ------------  ------------  -----------  -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF FINANCIAL CONDITION DATA
Total assets.........................  $ 11,967,072  $ 10,712,377  $ 11,983,534  $ 8,910,161  $ 8,440,556
Loans, net...........................     8,995,229     7,519,488     8,260,240    5,046,174    4,862,379
Mortgage-backed securities, net......     1,569,705     1,657,908     2,398,263    2,828,903    2,175,925
Deposits.............................     5,247,668     5,147,945     5,182,220    4,764,204    4,839,388
Federal Home Loan Bank advances......     3,992,344     3,490,386     4,383,895    2,620,329    2,185,445
Securities sold under agreements to
  repurchase.........................     1,308,600       832,286     1,172,533      553,000      310,000
Notes payable........................       220,199       115,000       115,000      115,000      115,000
Minority interest -- Bank Preferred
  Stock..............................       185,500       185,500       185,500       85,500       85,500
Total stockholders' equity...........       598,479       531,043       496,103      451,362      389,203
Book value per common share..........         18.94         16.81         17.19        15.64        13.48

STATEMENT OF OPERATIONS DATA
Interest income......................  $    810,708  $    812,312  $    746,759  $   494,706  $   482,490
Interest expense.....................       546,064       584,778       552,760      320,924      300,831
                                       ------------  ------------  ------------  -----------  -----------
    Net interest income..............       264,644       227,534       193,999      173,782      181,659
Provision for credit losses..........        18,107        16,469        24,293        6,997        4,083
                                       ------------  ------------  ------------  -----------  -----------
    Net interest income after
      provision for credit losses....       246,537       211,065       169,706      166,785      177,576
Non-interest income..................        83,432        96,189       104,150      113,961      140,530
Non-interest expense.................       172,136       239,418       183,745      194,665      195,803
                                       ------------  ------------  ------------  -----------  -----------
    Income before income taxes,
      minority interest and
      extraordinary loss.............       157,833        67,836        90,111       86,081      122,303
Income tax expense (benefit).........        60,686       (75,765)       37,415      (31,899)     (26,153)
Minority interest....................        18,253        24,666        10,977        9,010        6,537
Extraordinary loss(1)................         2,323       --            --           --            14,549
                                       ------------  ------------  ------------  -----------  -----------
    Net income.......................  $     76,571  $    118,935  $     41,719  $   108,970  $   127,370
                                       ============  ============  ============  ===========  ===========
    Net income applicable to common
      shares.........................  $     76,571  $    113,327  $     38,824  $   102,519  $   118,640
Earnings per common share(2)
    As reported......................          2.42          3.87          1.35         3.55         4.11
    Basic............................          2.42          4.06          1.45         3.78         4.41
    Diluted..........................          2.40          3.87          1.35         3.55         4.11
Dividends per common share...........          0.56          3.46       --           --           --
Average number of common shares
  outstanding........................        31,596        29,260        28,863       28,863       28,863

                                                     AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------------
                                           1997          1996          1995         1994         1993
                                       ------------  ------------  ------------  -----------  -----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
CERTAIN RATIOS AND OTHER DATA
Return on average assets.............          0.69%         1.06%         0.40%        1.32%        1.74%
Return on average assets before
  deduction of minority interest.....          0.85          1.28          0.50         1.42         1.83
Return on average common equity......         13.50         23.06          8.80        26.32        44.87
Stockholders' equity to assets.......          5.00          4.96          4.14         5.07         4.61
Tangible stockholders' equity to
  tangible assets....................          4.89          4.81          3.93         4.68         4.14
Net yield on interest-earning
  assets.............................          2.52          2.10          1.92         2.20         2.61
Non-interest expense to average total
  assets.............................          1.55          2.13          1.76         2.35         2.68
Efficiency ratio(3)..................         49.78         73.87         58.03        65.78        64.33
Allowance for credit losses to net
  nonaccrual loans(4)................         72.61         44.24         48.74        30.73        71.71
Allowance for credit losses to total
  loans..............................          0.43          0.52          0.44         0.46         0.61
Net loan charge-offs to average
  loans(4)...........................          0.23          0.17          0.16         0.30         0.05
Nonperforming assets to total
  assets.............................          0.63          1.12          0.84         1.09         0.72
Regulatory capital ratios of the Bank
    Tangible capital.................          7.72          6.57          6.20         6.01         6.17
    Core capital.....................          7.77          6.64          6.29         6.17         6.43
    Total risk-based capital.........         13.18         13.09         13.45        14.02        14.87
Number of community banking
  branches...........................            71            70            65           62           62
Number of commercial banking
  origination offices................            11             9             9            5            3
Number of mortgage origination
  offices(5).........................             6            85           122          145          109
Single family servicing
  portfolio(6).......................  $ 24,518,396  $ 13,246,848  $ 12,532,472  $ 8,920,760  $ 8,073,226
Single family originations...........     2,188,273     3,602,009     3,226,324    5,424,550    6,645,096
Loans purchased for held to maturity
  portfolio..........................     1,086,249       148,510     2,658,093    1,406,275    1,212,103
CERTAIN RATIOS AND OTHER DATA --
  EXCLUDING NON-RECURRING ITEMS(7)
Net income...........................  $     75,970  $     56,392  $     41,719  $    50,804  $    97,736
Net income applicable to common
  shares.............................        75,970        53,295        38,824       47,585       91,461
Earnings per common share(2)
    As reported......................          2.40          1.82          1.35         1.65         3.17
    Basic............................          2.40          1.93          1.45         1.76         3.39
    Diluted..........................          2.38          1.82          1.35         1.65         3.17
Operating earnings(8)................       149,116       114,659        91,295       75,514       77,105
Return on average assets.............          0.68%         0.50%         0.40%        0.61%        1.34%
Return on average assets before
  deduction of minority interest.....          0.85          0.67          0.50         0.72         1.42
Return on average common equity......         13.41         11.47          8.80        12.27        34.43
Efficiency ratio(3)..................         49.78         57.06         58.03        65.78        64.33

------------

(1) The fiscal 1997 extraordinary loss represents costs and charges associated with the repurchase and retirement of a majority of the Company's senior notes. The fiscal 1993 extraordinary loss represents costs and charges associated with the repayment of the note payable to a related party and long-term debt.

(2) Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share", which establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS for entities with complex capital structures.

(3) Efficiency ratio is non-interest expenses (excluding goodwill amortization), divided by net interest income plus non-interest income, excluding net gains (losses) on securities, MBS, other loans, and the sale of mortgage offices.

(4) During April 1997, $31.3 million of nonperforming loans were sold with related charge-offs of $5.0 million. Primarily as a result of this transaction, the allowance for credit losses to net nonaccrual loans increased to 72.61% at September 30, 1997 from 44.24% at September 30, 1996. Excluding the charge-offs related to this sale of nonperforming assets, net loan charge-offs to average loans would have been 0.17% for fiscal 1997.

(5) During fiscal 1997, the Company sold certain of its mortgage origination offices. In connection with this sale, the remaining offices were restructured or closed. The mortgage origination branches shown at September 30, 1997 are wholesale mortgage origination offices, which are currently part of the Financial Markets Group.

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

(6) Includes purchased servicing rights of $7.5 billion at September 30, 1997, which had not been transferred as of period end.

(7)Non-recurring items, deemed not to be part of the routine core business operations of the Company, are composed of the following for fiscal 1997, 1996, 1994, and 1993:

   -- 1997 (increased EPS as reported $0.02) -- (1) the gain on the sale of mortgage offices of $4,748 ($2,924 net of tax) and (2) the extraordinary loss on extinguishment of debt of $3,574 ($2,323 net of tax).

   -- 1996 (increased EPS as reported $2.05) -- (1) a one-time SAIF assessment charge of $33,657 ($20,729 net of tax), (2) compensation expense of $7,820 ($4,816 net of tax), (3) charges totalling $12,537 ($7,729 net of tax) related to the restructuring of and items associated with the mortgage origination business, (4) a contractual payment to previous minority interests of $5,883, and (5) a tax benefit of $101,700.

  -- 1994 (increased EPS as reported $1.90) -- a tax benefit of $58,166

  -- 1993 (increased EPS as reported $0.94) -- (1) a tax benefit of
     $44,183 and (2) an extraordinary loss on extinguishment of debt of $14,549.

(8) Operating earnings consists of income, including net gains (losses) on the sales of single family servicing rights and single family warehouse loans, before taxes, minority interest, and extraordinary losses and excludes net gains (losses) on securities, MBS, other loans, and non-recurring items ("operating earnings"). Management believes operating earnings facilitates trend analysis because it excludes transactions that are typically considered opportunistic or non-recurring and not part of the routine core business operations of the Company. Operating earnings is provided as other data and should not be considered an alternative to net income or as an indicator of the Company's operating performance or cash flow as a measure of liquidity. See note 7 above.

                                  THE OFFERING

Class A Common Stock offered by
  the Selling Stockholder.................  140,171 shares
Common Stock to be outstanding immediately
  after the Offering......................  31,595,596 shares of Common Stock(1)
Risk Factors..............................  General Business Risks; Evolution of Business; Interest Rate Risk;
                                            Competition; Funding and Liquidity; Concentration of Loan Portfolio;
                                            Active Purchaser of Loan Portfolios; Limitations on Use of Tax
                                            Losses; Restrictions on Transfers of Stock; Holding Company
                                            Structure; Ability to Pay Dividends; Regulation; Limitations on Stock
                                            Ownership; Anti-takeover Provisions; Dependence on Key Personnel;
                                            Potential Effect of Shares Eligible for Future Sale; Liability under
                                            Representations and Warranties and Other Credit Risks; Litigation.
Use of Proceeds...........................  The Company will receive none of the proceeds of the sales of shares by the Selling Stockholder. See "Use of Proceeds".
NASDAQ Symbol.............................  BNKU

------------

(1) Excludes shares issuable upon exercise of options to be issued to employees of the Company and shares to be issued, or issuable upon exercise of options to be issued, to non-employee directors of the Company.

                                  RISK FACTORS

     Investment in the Class A Common Stock involves certain risks. Prospective purchasers should carefully consider the following risk factors, in addition to the other information included in this Prospectus, when evaluating the Company and its business in making an investment decision.

GENERAL BUSINESS RISKS

     The Company's business is subject to various material business risks. For example, changes in prevailing interest rates can have significant effects on the Company's business. Some of the risks to which the Company's business are subject may become more acute in periods of economic slowdown or recession. During such periods, payment delinquencies and foreclosures generally increase and could result in an increased incidence of claims and legal actions against the Company. In addition, such conditions could lead to a potential decline in demand for the Company's products and services.

EVOLUTION OF BUSINESS

     The Company's strategy in recent years has been to emphasize and grow its Community Banking Group and Commercial Banking Group and to reduce the significance over time of its single family mortgage lending business. See "Prospectus Summary -- Business Strategy". The Community Banking Group and the Commercial Banking Group are expected to continue to represent a growing portion of the Company's business. This strategic shift has occurred at a time of increasing competitive pressures in the mortgage banking business. Community and commercial banking activities, while potentially more profitable, generally entail a greater degree of credit risk than does single family lending, the historical focus of the Company. Specifically, the performance of commercial, construction and small business loans is more sensitive to regional and local economic conditions. Collateral valuation requires more detailed analysis and is more variable than single family mortgage lending. Loan balances for these types of loans are typically larger than those for single family mortgage loans and, thus, when there are defaults and losses, they can be greater on a per loan basis than those for single family mortgages. Similarly, loss levels are more difficult to predict. Commercial and community banking typically includes a greater amount of unsecured lending, which presents different risks than secured single family mortgage lending. The sources of repayment are not related to collateral and can be more difficult to understand and pursue. Similarly, loan default prevention and collection for commercial and community banking also can be more complex and difficult than that for single family mortgage lending. For example, business loans are not typically made with standardized loan documents. Thus, the opportunity for mistakes and documentation risks are increased. Moreover, a liquid secondary market for most types of commercial and business loans does not exist. The operational, interest rate, and competitive risks associated with commercial and community banking are different than those for single family mortgage lending and require skills and experience of management and staff different than that for single family mortgage lending. When evaluating such credits, more factors need to be considered. Management must be more knowledgeable of a wider variety of business enterprises and industries that borrow money. Intensive, ongoing customer contact is required, as well as complex analysis of financial statements at the time of loan approval and on an ongoing basis. Servicing these customers requires closer monitoring and more individualized analysis than does single family mortgage lending. Commercial and community banking pricing is very competitive and more subjective than that for single family mortgage lending.

INTEREST RATE RISK

     The Company's net interest income is the differential or "spread" between the interest earned on loans and investments and the interest paid on deposits, borrowings and notes payable. The Company has traditionally managed its business to limit its overall exposure to changes in interest rates; however, under the Company Board's current policies, management has some latitude to increase the Company's interest rate sensitivity position within certain limits. See "Prospectus Summary -- Business Strategy". As a result, changes in market interest rates may have a greater impact on the Company's financial performance in the future than they have had historically.

     An increase in the general level of interest rates may affect the Company's net interest spread due to the periodic caps which limit the interest rate change on the Company's MBS and loans that pay interest at adjustable rates. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and the Company's ability to originate loans. A decrease in the general level of interest rates may affect the Company through, among other things, increased prepayments on its loan and MBS portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect the Company's net interest spread, loan origination volume, MBS and loan portfolios, and the overall results of the Company.

     The Company's mortgage servicing portfolio increased to $24.5 billion at September 30, 1997 and the related mortgage servicing rights ("MSRs") increased to $272.2 million. Mortgage servicing portfolio balances are influenced by market interest rates. Lower market interest rates may result in an increase in prepayments if consumers refinance their mortgages at lower rates of interest. Generally, if prepayments increase, the volume and life of the servicing portfolio are reduced, decreasing the servicing fee revenue that will be earned over the life of that portfolio and the price third-party purchasers of such servicing portfolios would be willing to pay. Conversely, if interest rates rise, prepayments may be expected to decrease, and may result in an increase in the value of the servicing portfolio. In an effort to reduce its exposure to unfavorable valuation changes resulting from declines in interest rates and to offset lost servicing fee revenue caused by declining servicing portfolio balances, the Company enters into traditional off-balance-sheet hedging instruments such as interest rate floors. The Company also proactively solicits borrowers within its servicing portfolio that indicate a possibility of refinancing in order to maintain the value of the portfolio by reducing prepayments. Through September 30, 1997, there has been no MSR value impairment recorded.

COMPETITION

     The Company experiences substantial competition both in attracting and retaining deposits and in making loans. Its most direct competition for deposits historically has come from other thrift institutions, commercial banks and credit unions doing business in the Houston and Dallas/Ft. Worth metroplex. The Company competes primarily with certain commercial banks and thrift institutions, some of which have a substantial presence in the same markets as the Company. In addition, as with all banking organizations, the Company has experienced increasing competition from nonbanking sources. For example, the Company also competes for funds with full service and discount broker-dealers and with other investment alternatives, such as mutual funds and corporate and governmental debt securities. The Company's competition for loans comes principally from other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders. The Company and its peers compete primarily on the basis of the price at which products are offered and on customer service. A number of institutions with which the Company competes for deposits and loans have significantly greater assets and capital than the Company and some also may have significantly lower deposit insurance costs.

FUNDING AND LIQUIDITY

     In recent years, the Company has relied primarily on collateralized borrowings, such as borrowings from the FHLB of Dallas ("FHLB Dallas") and borrowings on securities sold under agreements to repurchase ("reverse repurchase agreements") to fund its asset growth. For the year ended September 30, 1997, such borrowings funded 42% of the Company's average assets. The Company's collateralized borrowings have an average maturity of approximately 19 months.

     The Company borrows funds from the FHLB Dallas under a security and pledge agreement that restricts the amount of such borrowings to the greater of 65% of fully disbursed single family loans, and 45% of total assets. At September 30, 1997, the amounts available under these restrictions were $4.2 billion and $5.4 billion, respectively, $4.0 billion of which had been advanced at September 30, 1997. Effective November 15, 1997, the FHLB Dallas raised the borrowing limitation on fully disbursed single family loans to 75%.

     The Company's ability to borrow on reverse repurchase agreements is limited to the amount and market value of collateral that is available to collateralize through reverse repurchase agreements. At September 30, 1997, the Company had $1.3 billion in such collateral, $1.2 billion of which was collateralizing such reverse repurchase agreements. See "-- Interest Rate Risk". There can be no assurance that the Company will continue to be able to arrange collateralized borrowings or other borrowing arrangements to fund continued growth in its assets.

CONCENTRATION OF LOAN PORTFOLIO

     The Company's current single family mortgage loan portfolio is concentrated in certain geographical regions, particularly California. The performance of such loans may be affected by changes in local economic and business conditions. Unfavorable or worsened economic conditions throughout California could have a material adverse effect on the Company's financial condition and results of operations.

ACTIVE PURCHASER OF LOAN PORTFOLIOS

     The Company has been an active purchaser and securitizer of residential mortgage loans originated by other financial institutions. While the Company intends to continue to pursue this strategy on a selective basis, no assurance can be given as to the continued availability of portfolio acquisition opportunities or the Company's ability to obtain such portfolios on favorable terms.

     When purchased by the Company, loan portfolios generally do not contain delinquent or defaulted loans and may contain loans that have been outstanding for a relatively short period of time. Consequently, the delinquency and loss experience of the Company's loan portfolios to date are not necessarily indicative of future results.

LIMITATIONS ON USE OF TAX LOSSES; RESTRICTIONS ON TRANSFERS OF STOCK

     As of September 30, 1997, the Company had NOLs of $702 million available to reduce taxable income in future years. Such tax deductions would be subject to significant limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") if the Company undergoes an ownership change (as defined herein, an "Ownership Change"). In the event of an Ownership Change,
Section 382 of the Code imposes an annual limitation on the amount of taxable income a corporation may offset with NOLs and certain recognized built-in losses. The limitation imposed by Section 382 of the Code for any post-change year would be determined by multiplying the value of the Company's stock (including both common stock and preferred stock) at the time of the Ownership Change by the applicable long-term tax exempt rate (which was 5.45% for September 30, 1997). Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an Ownership Change were to occur, the Company's annual NOL utilization would be limited to a maximum of approximately $76 million based on the closing market price at September 30, 1997. If the Company were to undergo an Ownership Change, a significant portion of the $101.7 million tax benefit recognized in fiscal 1996 would be required to be reversed, with a corresponding charge to earnings. The amount of the charge to earnings declines as the Company utilizes its NOLs.

     Although the Company has attempted to protect against a future Ownership Change that is not initiated by the Company by imposing in the Company's Certificate and By-Laws limitations on disqualifying transfers at any time during the three years following the August Offering, these restrictions are incomplete since the Company cannot, consistent with NASDAQ requirements, prevent the settlement of transactions through NASDAQ, and because the prohibition on transfers by stockholders who own or have owned, directly or indirectly, 5% or more of the common stock of the Company or are otherwise treated as 5% stockholders or a "higher tier entity" under Section 382 of the Code and the regulations promulgated thereunder ("5% Stockholders") does not limit transactions in the securities of such 5% Stockholders that could give rise to ownership shifts within the meaning of the applicable Section 382 rules. Moreover, the Board of Directors of the Company retains the discretion to waive these limitations or to take certain other actions that could trigger an Ownership Change, including through the issuance of additional shares of Common Stock in subsequent public or private offerings or through subsequent merger or acquisition transactions.

     Because the Company has utilized a substantial portion of its available ownership limitation in connection with the August Offering, the Company may not be able to engage in significant transactions that would create a further shift in ownership within the meaning of Section 382 of the Code within the three-year period following the August Offering without triggering an Ownership Change. There can be no assurance that future actions on the part of the Company's stockholders or the Company itself will not result in the occurrence of an Ownership Change.

HOLDING COMPANY STRUCTURE; ABILITY TO PAY DIVIDENDS

     The Company, through Holdings, owns all the outstanding common stock of the Bank. As a holding company without significant assets other than its indirect ownership of all of the common stock of the Bank, the Company's ability to pay dividends on the Common Stock and to meet its other cash obligations, including debt service on its notes payable and its other obligations, is dependent upon the receipt of dividends from Holdings, which, in turn, is dependent on receipt of dividends from the Bank on the common stock of the Bank ("Bank Common Stock"). The declaration of dividends by the Bank on all classes of its capital stock is subject to the discretion of the Board of Directors of the Bank, the terms of the Bank Preferred Stock, and applicable regulatory requirements. While it is the present intention of the Board of Directors of the Bank to declare dividends in an amount sufficient to provide the Company (through Holdings) with the cash flow necessary to meet its debt service obligations in respect of the Subordinated Notes and to pay dividends to the holders of Common Stock, subject to applicable regulatory restrictions, no assurance can be given that circumstances which would limit or preclude the declaration of such dividends will not exist in the future.

     As of September 30, 1997, the Bank had $201 million of available capacity for the payment of dividends on its capital stock without prior approval of the OTS. If the Company were to undergo an Ownership Change, these amounts would be significantly reduced. See " -- Limitations on Use of Tax Losses; Restriction on Transfers of Stock".

REGULATION

     Both the Company, as a savings and loan holding company, and the Bank, as a federal stock savings bank, are subject to significant regulation. Statutes and regulations now affecting the Company and the Bank, respectively, may be changed at any time, and the interpretation of these statutes and regulations by examining authorities is also subject to change. There can be no assurance that future changes in the regulations or in their interpretation will not adversely affect the business of the Company. As a savings and loan holding company, the Company is subject to regulation and examination by the OTS. As a federal savings bank, the Bank is subject to examination from time to time by the OTS, its primary regulator, and the FDIC, as administrator of the Bank Insurance Fund (the "BIF") and the SAIF. There can be no assurance that the OTS or the FDIC will not, as a result of such examinations or otherwise, impose various requirements or regulatory sanctions upon the Bank or the Company, respectively. If the Company were to become subject to regulation as a bank holding company by the Board of Governors of the Federal Reserve Systems (the "Federal Reserve Board"), whether as a result of the consolidation into the Federal Reserve
Board of all regulatory powers over financial institutions or some other occurrence, the Company would become subject to capital requirements and limitations on the types of business activities in which it may engage that are not currently applicable to it as a savings and loan holding company. If this were to occur, the Company believes that it would be permitted to continue its activities and operations substantially as currently conducted and that the Subordinated Notes would constitute Tier 2 Capital, as currently defined by the regulations of the Federal Reserve Board.

LIMITATIONS ON STOCK OWNERSHIP

     With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be acting in concert from, directly or indirectly, acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of a savings institution, such as the Bank, without prior notice or application to and the approval of the OTS.

ANTI-TAKEOVER PROVISIONS

     The Certificate, By-Laws, and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Company Board. Certain provisions of the Certificate and the By-Laws, among other things, (1) authorize the issuance of additional shares of Common Stock and shares of "blank check" preferred stock; (2) classify the Company Board into three classes, each of which (after an initial transition period) will serve for staggered three year periods; (3) provide that a director of the Company may be removed by the stockholders only for cause; (4) provide that only the Company Board or the Chairman of the Board of the Company may call special meetings of the stockholders; (5) provide that the stockholders may take action only at a meeting of the stockholders or by unanimous written consent; (6) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Company Board or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and
(7) provide that the stockholders may amend or repeal any of the foregoing provisions of the Certificate or the By-Laws only by a vote of 80% of the stock entitled to vote generally in the election of directors (the "Voting Stock"). With certain exceptions, Section 203 of the DGCL ("Section 203") imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

     The Company and the Bank are managed by a small number of senior management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company. The key employees of the Company are Messrs. Burkholder, Nocella, Heffron, and Coben. The Company does not maintain key person insurance for any of these individuals. The primary retention vehicles used by the Company are employment agreements or letters and participation in the Executive Management Compensation Program and the 1996 Stock Incentive Plan.

     Lewis S. Ranieri serves as non-executive Chairman of the Company Board and a director of the Bank. In addition to Mr. Lewis Ranieri, four other members of the boards of directors of the Company and the Bank are Selling Stockholders who received their shares through the general partner of Hyperion Partners.

     At the time of the August Offering the Company entered into a three-year consulting agreement with Mr. Lewis Ranieri, under which Mr. Ranieri provides strategic and managerial advice to the Company in addition to his continuing role as non-executive Chairman of the Company and a director of the Bank. While the Company has entered into a consulting agreement with Mr. Ranieri, he may devote a substantial amount of time to other business ventures, including activities which are competitive with the Company, through Hyperion Partners II L.P., a Delaware limited partnership ("Hyperion Partners II") and its affiliates and otherwise. While the Company does not believe that the loss of Mr. Ranieri's services would have a material adverse effect on the day-to-day operations of the Company, the loss of the overview afforded by Mr. Ranieri's market experience, contacts and insight would be difficult for the Company to replace. In addition, three other directors of the Company, Ms. Sloan, Mr. Shay and Mr. Golush, also have an economic interest in Hyperion Partners II.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     As of February 3, 1998, the Company had 31,595,596 shares of Common Stock outstanding. Of such shares, 12,075,000 were registered under the Securities Act of 1933 and sold to the public in August 1996 and 19,520,596 are subject to contractual restrictions on sale which expire at various times. The Company has agreed to use its best efforts to register the 19,520,596 shares under the Securities Act and to maintain the effectiveness of such registration for a specified period. This Prospectus covers 140,171 shares. An additional 4,610,858 shares are covered by another Prospectus. The Company intends to register the remaining 9,171,815 shares of Common Stock which become available for sale on various dates commencing August 14, 1999, at the appropriate time. See "Selling Stockholders".

LIABILITY UNDER REPRESENTATIONS AND WARRANTIES AND OTHER CREDIT RISKS

     In the ordinary course of business, the Company has liability under representations and warranties made to purchasers and insurers of mortgage loans and to purchasers of mortgage servicing rights ("MSRs"). In connection with MSRs that the Company purchases, it may have liability as a successor to third-party originators' representations and warranties. Under certain circumstances, the Company may become liable for the unpaid principal and interest on defaulted loans if there has been a breach of representations or warranties. In the case of any mortgage loans found to be defective with respect to representations or warranties made or succeeded to by the Company, the Company may be required to repurchase such mortgage loans, with any subsequent loss on resale or foreclosure being borne by the Company. The Company's losses from breaches of representations and warranties have not been material to date.

LITIGATION

     The Bank is involved in legal proceedings occurring in the ordinary course of business that management believes, after consultation with legal counsel, are not, in the aggregate, material to the financial condition, results of operations, or liquidity of the Bank or the Company.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Stockholder. See "Selling Stockholders".

                              SELLING STOCKHOLDERS

     The Selling Stockholder is a general partner of Hyperion Partners. The following table sets forth information with respect to the beneficial ownership of Common Stock by the Selling Stockholder and the number of shares of Class A Common Stock offered hereby.

                                           CLASS A COMMON
                                            STOCK OWNED
                                         PRIOR TO OFFERING        OFFERED
                                       ----------------------      HEREBY
                                                     PERCENT      --------
               HOLDER                    SHARES      OF CLASS      SHARES
-------------------------------------  ----------    --------     --------
LSR Hyperion Corp.(1)................   1,210,933       4.27%      140,171

------------

(1) All stock owned by Lewis S. Ranieri. Assuming all shares offered hereby are sold by LSR Hyperion Corp., it will still own 1,070,762 shares or 3.78% of the shares of Class A Common Stock following the Offering.

SELLING STOCKHOLDER LETTER AGREEMENT

     The following summary of the material provisions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement which is an exhibit to the Registration Statement on Form S-1 (File No. 333-06229) filed by the Company with the Commission on August 7, 1996.

     In connection with the Company's August Offering, certain of the holders of the Company's Common Stock (the "Restricted Stockholders") entered into a
Letter Agreement with each of the Hyperion Partners and the Company (the
"Letter Agreements"). Pursuant to the Letter Agreements, each Restricted Stockholder consented to the distribution (the "Distribution") by Hyperion Partners of the shares of common stock of Hyperion Holdings, and agreed to hold the common stock of Hyperion Holdings received pursuant to the Distribution according to the terms of such Letter Agreement. Also, each Restricted Stockholder, by executing a Letter Agreement and agreeing to be bound thereby, consented to and approved of, for purposes of Section 228 of the DGCL and otherwise, the Merger Agreement, dated as of June 17, 1996, by and between Hyperion Holdings and the Company (the "Merger Agreement"), and the related merger.

     Pursuant to the Letter Agreements, each Restricted Stockholder acknowledged
(i) that under the By-Laws of Hyperion Holdings, it is not permitted to transfer any shares of capital stock of Hyperion Holdings except pursuant to the Merger Agreement and (ii) that, under the By-Laws, after the Distribution and prior to the consummation of the August Offering, the stockholder would not effect any Transfer of shares of capital stock of the Company (a) in the case of Restricted Stockholders who received shares in respect of Class C Common Stock, $0.01 par value per share ("Class C Common Stock"), in the Merger, except as such stockholder would have been permitted to transfer such Class C Common Stock under the Stockholders' Agreement, dated as of January 5, 1990, by and among the Company and the other parties specified therein (the "Stockholders
Agreement"), and (b) in the case of any other Restricted Stockholders, except in accordance with the terms of the limited partnership agreement of Hyperion Partners applicable to the transfer of partnership interests of Hyperion Partners. Each 5% Stockholder acknowledged that it is not permitted, prior to the earlier of an initial public offering ("IPO") or October 31, 1996, to transfer any such shares owned by such 5% Stockholder (other than to a person of whom the 5% Stockholder is a wholly owned subsidiary) or acquire any additional such shares. An IPO was completed in August 1996.

     Each Stockholder who retained shares of Common Stock was not permitted to sell such shares for (1) one year after the August Offering, if such stock was received in respect of general partnership interests in Hyperion Partners or (2) six months after the August Offering (although a regulated New Jersey insurance company may sell shares in a private off-market transaction subject to Rule 144 limits and reasonable representations requested by the underwriters). Subject to certain adjustments by the Board of Directors of the Company based upon advice of the underwriters to improve the marketability of the shares of Common Stock sold in the August Offering, each 5% Stockholder was permitted to sell up to 45% of such holder's shares of Common Stock in the August Offering, except for LW-SP1 and LW-SP2, affiliates of Lehman Brothers Inc., which were prohibited from selling any shares until August 8, 1998, and any other Stockholder was permitted to sell up to 16% of its shares in the August Offering (subject to increase pro rata in the discretion of the Board of Directors of the Company if the

5% Stockholders elected to sell fewer than the maximum number of shares they are permitted to sell in the August Offering). Each Stockholder acknowledged that, except for shares that could have been sold pursuant to the August Offering but were not sold at the election of such 5% Stockholder, no 5% Stockholder is permitted by the By-Laws to acquire or Transfer any shares of capital stock of the Company for three years following the August Offering (or upon termination of the Letter Agreement, if earlier) unless as of an earlier date the Company Board determines that such acquisition or Transfer would not be reasonably likely to have a material adverse effect on the tax position of the Company.

     The Board of Directors of the Company approved sales of shares of Class A Common Stock in excess of the 45% and 16% limitations as necessary to satisfy the underwriters' over-allotment options in the August Offering.

     Pursuant to the Letter Agreement the Company has filed registration statements under the Securities Act with respect to 10,348,781 shares of Class A Common Stock held by any Stockholder. The Company is obligated to take action to keep such registration statements effective (subject to occasional periods of suspension of such effectiveness as necessary) until the first to occur of (1) the date on which all shares of Common Stock registered thereunder have been sold pursuant thereto, (2) December 31, 1999, and (3) the date on which such registration under the Securities Act is no longer required to sell such shares without restriction. The Registration Statement of which this Prospectus forms a part is being filed by the Company to satisfy this obligation.

                              PLAN OF DISTRIBUTION

     All or part of the Shares may be offered by the Selling Stockholder from time to time in transactions on the NASDAQ, in privately negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the Shares may be sold or distributed may include, but not be limited to, the following: (1) a cross or block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (2) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (3) an exchange distribution in accordance with the rules of such exchange; (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(5) privately negotiated transactions; (6) short sales or borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales; and (7) delivery in connection with the issuance of securities by issuers, other than the Company, that are exchangeable for (whether optional or mandatory), or payable in, such Shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such Shares may be distributed, and (8) a combination of any such methods of sale or distribution. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholder or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholder may also sell such shares in accordance with Rule 144 under the Securities Act. If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a Prospectus Supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Shares specified in such Prospectus Supplement if any such Shares are purchased. This Prospectus also may be used by transferees, pledgees or donees of the Selling Stockholder or by other persons acquiring Shares, including brokers who borrow the Shares to settle short sales of shares of the Common Stock, and who wish to offer and sell such Shares under circumstances requiring or making desirable its use.

     From time to time the Selling Stockholder may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. From time to time Selling Stockholder may pledge its Shares pursuant to the margin provisions of their respective customer agreements with their respective brokers or otherwise. Upon a default by a Selling Stockholder, the broker or pledgees may offer and sell the pledged shares of Class A Common Stock from time to time.

     The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Shares being offered hereunder until the first to occur of (1) the date on which all shares of Common Stock registered thereunder have been sold pursuant thereto, (2) December 31, 1999, and (3) the date on which such registration under the Securities Act is no longer required to sell such shares without restriction.

     None of the proceeds from the sales of the Shares by the Selling Stockholder will be received by the Company. No underwriting commissions or discounts will be paid by the Company in connection with the Offering. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered by the Selling Stockholder. The Company has agreed to indemnify the Selling Stockholder and any underwriters, brokers, dealers or agents (and controlling persons) against certain liabilities, including certain liabilities under the Securities Act.

     The Selling Stockholder and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Class A Common Stock offered hereby have been passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSONS IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
Available Information...................     2
Incorporation by Reference..............     2
Prospectus Summary......................     3
Risk Factors............................    11
Use of Proceeds.........................    16
Selling Stockholders....................    17
Legal Matters...........................    19
Experts.................................    19

                                 140,171 SHARES

                           [LOGO--BANK UNITED CORP.]

                              CLASS A COMMON STOCK

                                ________________
                                   PROSPECTUS
                                ________________

                               FEBRUARY 10, 1998

------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated.

                                         PAYABLE
                                          BY THE
                                        REGISTRANT
                                        ----------
SEC registration fee.................    $ --
NASD filing fee......................      --
NASDAQ listing fee...................      --
Blue Sky fees and expenses...........      --
Accounting fees and expenses.........       5,000
Legal fees and expenses..............       5,000
Printing and engraving expenses......       5,000
Miscellaneous fees and expenses......      --
                                        ----------
     Total...........................    $ 15,000
                                        ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     The Restated Certificate of Incorporation of the Company (the "Certificate") provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

     The Certificate provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (1) for any breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     In addition, Lewis S. Ranieri, Salvatore A. Ranieri, and Scott A. Shay, who are directors of the Company, may be entitled to indemnification from Hyperion Partners L.P. and Hyperion Ventures L.P., the former upstream affiliates of the Company. Such former upstream affiliates, at their sole discretion, may elect to indemnify other persons who serve as directors or officers of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following exhibits are filed as part of this Registration Statement.

      EXHIBIT NO.                                                DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
           2.1       --   Form of Letter Agreement, by and among the general and limited partners of Hyperion
                          Partners, L.P., dated as of June 17, 1996, relating to certain transactions consummated prior to the Offering. (Incorporated by reference to Exhibit 2.1 to Form S-1, Registration
                          No. 333-06229)
           2.2       --   Merger Agreement, dated as of June 17, 1996, by and between the Company and Hyperion
                          Holdings related to the Merger. (Incorporated by reference to Exhibit 2.2 to Form S-1,
                          Registration No. 333-06229)
           3.1       --   Form of Restated Certificate of Incorporation of the Registrant, as amended. (Incorporat-
                          ed by reference to Exhibit 3.1 to Form S-1, Registration No. 333-06229)
           3.2       --   Form of By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.2 to Form
                          S-1, Registration No. 333-06229)
           4.1       --   Indenture, dated as of May 15, 1993, between the Registrant and Bank of New York, as
                          Trustee, relating to the Registrant's 8.05% Senior Notes due May 15, 1998. (Incorporated
                          by reference to Exhibit 4.1 to Form S-1, Registration No. 333-06229)
           4.2       --   Form of 8.05% Senior Note due May 15, 1998 (included in the Indenture filed as Exhibit 4.1 hereto). (Incorporated by reference to Exhibit 4.2 to Form S-1, Registration No. 333-
                          06229)
           4.3       --   Exchange and Registration Rights relating to Registrant's 8.05% Senior Notes due May 15,
                          1998. (Incorporated by reference to Exhibit 4.3 to Form S-1, Registration No. 333-06229)
           4.4       --   First Supplemental Indenture, dated as of January 23, 1995, between the Registrant and the
                          Bank of New York, as Trustee, relating to Registrant's 8.05% Senior Notes due May 15,
                          1998. (Incorporated by reference to Exhibit 4.4 to Form S-1, Registration No. 333-06229)
           4.5       --   Form of Class A common stock Certificate. (Incorporated by reference to Exhibit 4.5 to
                          Form S-1, Registration No. 333-06229)

                                      II-2

           4.6       --   Indenture, dated as of May 7, 1997, between the Registrant and The Bank of New York, as
                          Trustee, relating to the Registrant's 8.875% Subordinated Notes due May 1, 2007
                          (Incorporated by reference to Exhibit 4.2 to Form S-1, Registration No. 333-19861)
           4.7       --   Form of 8.875% Subordinated Notes due May 1, 2007 (included in the Indenture filed as
                          Exhibit 4.6 hereto) (Incorporated by reference to Exhibit 4.3 to Form S-1, Registration
                          No. 333-19861)
           4.8       --   Second Supplemental Indenture, dated as of December 3, 1996 among Registrant, BNKU
                          Holdings, Inc. and The Bank of New York, as Trustee, relating to Registrant's 8.05% Senior
                          Notes due May 15, 1998 (Incorporated by reference to Exhibit 4.7 to Form S-1, Registration
                          No. 333-19861)
           4.9       --   Third Supplemental Indenture, dated as of March 27, 1997 between the Registrant and The
                          Bank of New York, as Trustee, relating to the Registrant's 8.05% Senior Notes due May 15,
                          1998 (Incorporated by reference to Exhibit 4.8 to Form S-1, Registration No. 333-19861)
           5         --   Opinion of Wachtell, Lipton, Rosen & Katz, L.L.P. as to the validity of the shares of
                          Class A Common Stock. (Incorporated by reference to Exhibit 5 to Form S-1, Registration
                          No. 333-19237)
          10.1       --   Assistance Agreement, dated December 30, 1988, among the Bank, the Registrant, Hyperion
                          Holdings, Hyperion Partners, and the FSLIC. (Incorporated by reference to Exhibit 10.1 to
                          Form S-1, Registration No. 333-06229)
          10.1a      --   Settlement and Termination Agreement, dated as of December 23, 1993, among the Bank, the
                          Registrant, Hyperion Holdings, Hyperion Partners and the FDIC. (Incorporated by reference to Exhibit 10.1a to Form S-1, Registration No. 333-06229)
          10.1b      --   Tax Benefits Agreement, dated December 28, 1993, among the Bank, the Registrant, Hyperion
                          Holdings, Hyperion Partners and the FDIC. (Incorporated by reference to Exhibit 10.1b to
                          Form S-1, Registration No. 333-06229)
          10.2       --   Acquisition Agreement, dated December 30, 1988, between the Bank and the
                          FSLIC.(Incorporated by reference to Exhibit 10.2 to Form S-1, Registration No. 333-06229)
          10.3       --   Warrant Agreement, dated December 30, 1988, between the Bank and the FSLIC. (Incorporated by reference to Exhibit 10.3 to Form S-1, Registration No. 333-06229)
          10.3a      --   Amended and Restated Warrant Agreement dated December 28, 1993, between the Bank and the
                          FDIC. (Incorporated by reference to Exhibit 10.3a to Form S-1, Registration No. 333-06229)
          10.4       --   Regulatory Capital Maintenance Agreement, dated December 30, 1988 among the Bank, the
                          Registrant, Hyperion Holdings, Hyperion Partners, and the FSLIC (terminated).
                          (Incorporated by reference to Exhibit 10.4 to Form S-1, Registration No. 333-06229)
          10.5       --   Federal Stock Charter of the Bank and First Amendment to charter approved on August 26,
                          1992. (Incorporated by reference to Exhibit 10.5 to Form S-1, Registration No. 333-06229)
          10.6       --   Amended and Restated Federal Stock Charter of the Bank and Second Amendment approved on
                          October 30, 1992. (Incorporated by reference to Exhibit 10.6 to Form S-1, Registration No.
                          333-06229)
          10.6a      --   Third Amendment to the Federal Stock Charter of the Bank approved on April 23, 1996.
                          (Incorporated by reference to Exhibit 10.6a to Form S-1, Registration No. 333-06229)
          10.6b      --   Amended and Restated Bylaws of the Bank. (Incorporated by reference to Exhibit 10.6b to
                          Form S-1, Registration No. 333-06229)
          10.7       --   Specimen Preferred Stock, Series A, certificate, $25.00 per share stated value of the
                          Bank. (Incorporated by reference to Exhibit 10.7 to Form S-1, Registration No. 333-06229)
          10.7a      --   Certificate of Designation of Noncumulative Preferred Stock, Series A, of the Bank.
                          (Incorporated by reference to Exhibit 10.7a to Form S-1, Registration No. 333-06229)
          10.7b      --   Specimen Preferred Stock, Series B, certificate, $25.00 per share stated value, of the
                          Bank. (Incorporated by reference to Exhibit 10.7b to Form S-1, Registration No. 333-06229)
          10.7c      --   Certificate of Designation of Noncumulative Preferred Stock, Series B, of the Bank.
                          (Incorporated by reference to Exhibit 10.7c to Form S-1, Registration No. 333-06229)

                                      II-3

          10.8       --   Data Processing Agreement, dated January 1, 1992, between the Bank and Systematics
                          Financial Services, Inc., and First Amendment (dated October 28, 1992) and Second
                          Amendment (dated September 1, 1992). (Incorporated by reference to Exhibit 10.8 to Form
                          S-1, Registration No. 333-06229)
          10.8a      --   Third Amendment, dated December 17, 1993, to the Data Processing Agreement, dated January
                          1, 1992, between the Bank and Systematics Financial Services, Inc. (Incorporated by
                          reference to Exhibit 10.8a to Form S-1, Registration No. 333-06229)
          10.8b      --   Fourth Amendment, dated March 28, 1994, to the Data Processing Agreement, dated January 1,
                          1992, between the Bank and Systematics Financial Services, Inc. (Incorporated by reference to Exhibit 10.8b to Form S-1, Registration No. 333-06229)
          10.8c      --   Fifth Amendment, dated April 1, 1994 to the Data Processing Agreement, dated January 1,
                          1992, between the Bank and Systematics Financial Services, Inc. (Incorporated by reference to Exhibit 10.8c to Form S-1, Registration No. 333-06229)
          10.8d      --   Sixth Amendment, dated February 26, 1996 to the Data Processing Agreement, dated January
                          1, 1992, between the Bank and Systematics Financial Services, Inc. (Incorporated by
                          reference to Exhibit 10.8d to Form S-1, Registration No. 333-06229)
          10.9       --   Management and Consulting Services Agreement, dated January 1, 1992, between the Bank and
                          Systematics Financial Services, Inc., and First Amendment (dated March 18, 1992) and
                          Second Amendment (dated September 1, 1992). (Incorporated by reference to Exhibit 10.9 to
                          Form S-1, Registration No. 333-06229)
          10.10      --   Lease Agreement, dated April 1, 1989, between the Bank and Homart Development Co. (Leased premises at 3200 Southwest Freeway) and First Amendment thereto dated January 31, 1990.
                          (Incorporated by reference to Exhibit 10.10 to Form S-1, Registration No. 333-06229)
          10.10a     --   Second Amendment, dated November 14, 1994 to Lease Agreement dated April 1, 1989, between the Bank and Homart Development Co. (assigned to HD Delaware Properties, Inc.).
                          (Incorporated by reference to Exhibit 10.10a to Form S-1, Registration No. 333-06229)
          10.10b     --   Third Amendment, dated January 8, 1996 to Lease Agreement dated April 1, 1989 between the
                          Bank and Homart Development Co. (predecessor in interest of HMS Office, L.P.).
                          (Incorporated by reference to Exhibit 10.10b to Form S-1, Registration No. 333-06229)
          10.11      --   Lease Agreement, dated November 20, 1990, between the Bank and Greenway Plaza, LTD.
                          (Leased premises at 3800 Buffalo Speedway). (Incorporated by reference to Exhibit 10.11 to
                          Form S-1, Registration No. 333-06229)
          10.12      --   Employment Agreement, dated March 18, 1991, between the Bank and Barry C. Burkholder.
                          (Incorporated by reference to Exhibit 10.12 to Form S-1, Registration No. 333-06229)
          10.12a     --   Amendment, dated April 10, 1996, to the Employment Agreement between the Bank and Barry C.
                          Burkholder. (Incorporated by reference to Exhibit 10.12a to Form S-1, Registration No.
                          333-06229)
          10.13      --   Letter Agreement Related to Employment, dated April 4, 1990, between the Bank and Anthony
                          J. Nocella. (Incorporated by reference to Exhibit 10.13 to Form S-1, Registration No.
                          333-06229)
          10.14      --   Letter Agreement Related to Employment, dated June 18, 1990 between the Bank and George R.
                          Bender. (Incorporated by reference to Exhibit 10.14 to Form S-1, Registration No.
                          333-06229)
          10.15      --   Letter Agreement Related to Employment, dated April 6, 1990, between the Bank and Jonathon
                          K. Heffron. (Incorporated by reference to Exhibit 10.15 to Form S-1, Registration No.
                          333-06229)
          10.16      --   Letter Agreement Related to Employment, dated May 10, 1991, between the Bank and Leslie H.
                          Green. (Incorporated by reference to Exhibit 10.16 to Form S-1, Registration No.
                          333-06229)
          10.17      --   Management Incentive Plan, dated April 20, 1992. (Incorporated by reference to Exhibit
                          10.17 to Form S-1, Registration No. 333-06229)
          10.18      --   Letter Agreement, dated January 5, 1990, between Hyperion Partners and certain shareholders of the Registrant with respect to the provision of managerial assistance to the Registrant. (Incorporated by reference to Exhibit 10.18 to Form S-1, Registration No.
                          333-06229)

                                      II-4

          10.22      --   Supplemental Executive Savings Plan of the Bank. (Incorporated by reference to Exhibit
                          10.22 to Form S-1, Registration No. 333-06229)
          10.23      --   Directors Supplemental Savings Plan of the Bank. (Incorporated by reference to Exhibit
                          10.23 to Form S-1, Registration No. 333-06229)
          10.24      --   Warrant Purchase and Exchange Agreement, dated July 23, 1996, by and among the Company, the Bank and the Federal Deposit Insurance Corporation. (Exhibit 10.24 to Form S-1,
                          Registration No. 333-06229)
          10.25      --   Tax Sharing Agreement dated as of May 1, 1996, by and between the Company and the Bank.
                          (Incorporated by reference to Exhibit 10.25 to Form 10-K for fiscal year ended September
                          30, 1996)
          10.26      --   Form of The Company's 1996 Stock Incentive Plan. (Incorporated by reference to Exhibit
                          10.26 to Form S-1, Registration No. 333-06229)
          10.27      --   Form of The Company's Director Stock Plan. (Incorporated by reference to Exhibit 10.27 to
                          Form S-1, Registration No. 333-06229)
          10.28      --   Employment Agreement, dated August 1, 1996, between the Company and Barry C. Burkholder.
                          (Incorporated by reference to Exhibit 10.28 to Form 10-K for fiscal year ended September
                          30, 1996)
          10.29      --   Employment Agreement, dated August 1, 1996, between the Company and Anthony J. Nocella.
                          (Incorporated by reference to Exhibit 10.29 to Form 10-K for fiscal year ended September
                          30, 1996)
          10.30      --   Employment Agreement, dated August 1, 1996, between the Company and Jonathon K. Heffron.
                          (Incorporated by reference to Exhibit 10.30 to Form 10-K for fiscal year ended September
                          30, 1996)
          10.31      --   Employment Agreement, dated August 1, 1996, between the Company and Ronald D. Coben.
                          (Incorporated by reference to Exhibit 10.31 to Form 10-K for fiscal year ended September
                          30, 1996)
          10.32      --   Form of Nontransferable Stock Agreement. (Incorporated by reference to Exhibit 10.32 to
                          Form S-1, Registration No. 333-06229)
          10.33      --   Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.33 to Form S-1,
                          Registration No. 333-06229)
          10.34      --   Consulting Agreement. (Incorporated by reference to Exhibit 10.23 to Form 10-K for the fiscal year ended September 30, 1996)
          10.35      --   Recovery Agreement. (Incorporated by reference to Exhibit 10.24 to Form 10-K for the fiscal year ended September 30, 1996)
          10.36      --   Stock Purchase Agreement, dated January 15, 1993, between Hyperion Partners and Hyperion
                          Holdings. (Incorporated by reference to Exhibit 10.36 to Form S-1, Registration No.
                          333-06229)
          10.37      --   Asset Purchase and Sale Agreement, dated January 17, 1997, between the Bank and National
                          City Mortgage Co. (Incorporated by reference to Exhibit 10.38 to Form 10-Q for the quarter ended December 31, 1996)
          10.38      --   Lease Agreement, dated November 21, 1997, between the Bank and Utah State Retirement fund.
                          (Leased premises at 3200 Southwest Freeway) (Incorporated by reference to Exhibit 10.38 to
                          Form 10-K for fiscal year ended September 30, 1997)
         *23.1       --   Consent of Deloitte & Touche LLP, independent auditors.

------------

* Filed herewith.

All other Exhibits have been filed previously.

     (b)  Financial Statement Schedules.

     Schedules to the Consolidated Financial Statements are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HOUSTON, TEXAS, ON FEBRUARY 9, 1998.

                                          BANK UNITED CORP.
                                          By: /s/ BARRY C. BURKHOLDER
                                                  PRESIDENT AND
                                             CHIEF EXECUTIVE OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED BELOW.

                      SIGNATURES                                      TITLE                         DATE
------------------------------------------------------  ----------------------------------   -------------------

(1) Principal Executive Officer:
                /s/BARRY C. BURKHOLDER                            President and               February 9, 1998
                 BARRY C. BURKHOLDER                         Chief Executive Officer

(2) Principal Financial and Accounting Officer:
                /s/ANTHONY J. NOCELLA                           Vice Chairman and             February 9, 1998
                  ANTHONY J. NOCELLA                         Chief Financial Officer

(3) Directors:

                          *                                   Chairman and Director           February 9, 1998
                   LEWIS S. RANIERI

                 ___________________                                 Director                 February 9, 1998
                 BARRY C. BURKHOLDER

                          *                                          Director                 February 9, 1998
              LAWRENCE CHIMERINE, PH.D.

                          *                                          Director                 February 9, 1998
                   DAVID M. GOLUSH

                          *                                          Director                 February 9, 1998
                PAUL M. HORVITZ, PH.D.

                          *                                          Director                 February 9, 1998
                    ALAN E. MASTER

                  __________________                                 Director                 February 9, 1998
                  ANTHONY J. NOCELLA

                                      II-7

                      SIGNATURES                                      TITLE                         DATE
------------------------------------------------------  ----------------------------------   -------------------
                          *                                          Director                 February 9, 1998
                 SALVATORE A. RANIERI

                          *                                          Director                 February 9, 1998
                    SCOTT A. SHAY

                          *                                          Director                 February 9, 1998
                  PATRICIA A. SLOAN

                          *                                          Director                 February 9, 1998
                  MICHAEL S. STEVENS

                          *                                          Director                 February 9, 1998
                KENDRICK R. WILSON III
              *By /s/JONATHON K. HEFFRON
                 JONATHON K. HEFFRON
                   ATTORNEY-IN-FACT

                                      II-8